UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

TUESDAY MORNING CORPORATION

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

89904V 101

(CUSIP Number)

Tensile Capital Management LP

700 Larkspur Landing Circle, Suite 255

Larkspur, CA 94939

Attention: Douglas J. Dossey

Telephone: (415) 830-8160

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 1, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-l(f) or 13d-l(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

1	NAME OF REPORTING PERSONS Douglas J. Dossey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1	NAME OF REPORTING PERSONS Arthur C. Young
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1	NAME OF REPORTING PERSONS Tensile Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, OO

1	NAME OF REPORTING PERSONS Tensile Capital Management GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY ☐
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1	NAME OF REPORTING PERSONS Tensile Capital Partners Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1	NAME OF REPORTING PERSONS Tensile Capital GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY ☐
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

EXPLANATORY NOTE

This Amendment No. 3 (this “Schedule 13D Amendment”) to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 11, 2023, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on September 15, 2022 and Amendment No. 2 to Schedule 13D filed with the SEC on January 5, 2023 (as amended by this Amendment No. 3 to Schedule 13D, the “Schedule 13D”) is being filed on behalf of Douglas J. Dossey, Arthur C. Young, Tensile Capital Management LP, a Delaware limited partnership (“TCM LP”), Tensile Capital Management GP LLC, a Delaware limited liability company (“TCM LLC”), Tensile Capital Partners Master Fund LP, a Cayman Islands exempted limited partnership (“Tensile Master Fund”), and Tensile Capital GP LLC, a Delaware limited liability company (“Tensile GP”) (each, a “Reporting Person” and collectively, the “Reporting Persons”).

Capitalized terms used in this Amendment No. 3 to Schedule 13D which are not defined herein have the meanings given to them in the Schedule 13D.

ITEM 4.	Purpose of Transaction

On February 14, 2023, the Issuer and certain of its direct and indirect subsidiaries filed voluntary petitions under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Northern District of Texas, Fort Worth Division. On August 1, 2023, the Bankruptcy Court granted the Issuer’s and other debtors’ motion to convert the Chapter 11 cases to Chapter 7 of the Bankruptcy Code. Pursuant to the Chapter 7 cases, the Issuer and the other debtors will liquidate their business rather than reorganize, and all matters concerning the administration of the Issuer’s and the other debtors’ assets and liabilities are being administered by the Chapter 7 trustee. As a result, the shares of the Issuer’s Common Stock are no longer deemed voting securities within the meaning of Section 13(d) of the Exchange Act, and the Reporting Persons are filing this Amendment No. 3 to report that they are no longer beneficial owners of a class of voting securities registered pursuant to Section 12 of the Exchange Act.

ITEM 5.	Interest in Securities of the Issuer

Items (a) and (b) of Item 5 of the Schedule 13D are hereby amended and supplemented as follows:

(a)-(b)

The responses of each Reporting Person to rows 7, 8, 9, 10, 11 and 13 of the cover pages of this Amendment No. 3 to Schedule 13D are hereby incorporated by reference into this Item 5. The cover pages do not reflect the following beneficial ownership because the shares of Common Stock of the Issuer are no longer deemed voting securities within the meaning of Section 13(d) of the Exchange Act:

Tensile Master Fund directly owns 706,309 shares of Common Stock and warrants to purchase 234,199 shares of Common Stock at an exercise price of $49.50 per share. TCM LP, as investment adviser to Tensile Master Fund, TCM LLC, as the general partner of TCM LP, and Tensile GP, as the general partner of Tensile Master Fund, each may be deemed to beneficially own 706,309 shares of Common Stock and warrants to purchase 234,199 shares of Common Stock. Mr. Dossey and Mr. Young do not individually own any shares of Common Stock. However, each of Mr. Dossey and Mr. Young may be deemed to be the beneficial owner of the shares of Common Stock and warrants beneficially owned by TCM LP.

Each Reporting Person disclaims beneficial ownership with respect to any shares of Common Stock, except to the extent of any pecuniary interest therein, other than the shares owned directly and of record by such Reporting Person.

ITEM 7.	Material to be Filed as Exhibits.

99.1. Joint Filing Agreement, dated January 5, 2023, by and among the Reporting Persons (incorporated by reference to Exhibit 99.1 to Amendment No. 2 to Schedule 13D, filed with the SEC on January 5, 2023).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 11, 2023

Douglas J. Dossey

Tensile Capital Management LP

Tensile Capital Management GP LLC

Tensile Capital Partners Master Fund LP

Tensile Capital GP LLC

By:	/s/ Douglas J. Dossey
Douglas J. Dossey, for (i) himself,

(ii) as Managing Partner of Tensile Capital Management LP, for itself,

(iii) as Manager of Tensile Capital Management GP LLC, for itself,

(iv) as Manager of Tensile Capital GP LLC, for itself and

as General Partner of Tensile Capital Partners Master Fund LP, for itself

/s/Arthur C. Young
Arthur C. Young, for himself